Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 30, 2012

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano and Mr. Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-176623; 811-21685);
Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-176624; 811-21665);
Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-176639; 811-21986); and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-176625; 811-21985)
(collectively, the “Funds” or the “Registrant”)

Dear Mr. Di Stefano and Mr. Long:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Registration Statements”). Page references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2012. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1.             In the Funds’ financial highlights sections in the prospectuses, include only the ratio of expenses to average net assets, as required by Form N-2. Disclose any extra ratios in a footnote to avoid investor confusion.

The Registrant will consider the request on a going-forward basis.

2.             Remove the line “Reimbursement from Investment Manager,” as there are no amounts to report on this line.

The Registrant will consider the request on a going-forward basis.

3.              In the Funds’ financial highlights sections in the prospectuses, remove the line “Reimbursement from Investment Manager” as there are no amounts to report on this line.

The Registrant will consider the request on a going-forward basis.

4.              In the Funds’ financial highlights sections in the prospectuses, please explain the meaning of footnote 2, which reads: “Prior to 2009, total return amounts are calculated by geometrically linking returns based on the change in value during each monthly accounting period.”

Prior to 2009, the Funds were not unitized and therefore had no net asset value (“NAV”) per unit. Because different calculations are applied for unitized funds as opposed to non-unitized funds, the footnote was added when the Funds became unitized to clarify that the calculation of total return was dollar-based prior to 2009.

5.              In the Funds’ financial statements, disclose the length of office for each director of the Funds in the Management Table.

The Registrant will consider the request on a going-forward basis.

6.              With respect to the Funds’ financial statements, please explain the line “Reverse Accrued Performance Allocation from January 1, 2011 to March 31, 2011” that appears in the Funds’ Statement of Operations and the related disclosure in Note 4 to the Funds’ financial statements and why this item only applies to the Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund”) if the performance allocation is distributed pro rata among the Funds based on each Fund’s ownership of interests of the Hatteras Master Fund, L.P.

As described in the Prospectus, the General Partner of the Hatteras Master Fund, L.P. (the “Master Fund”) will be allocated a performance allocation that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated and accrued monthly and payable annually and calculated separately for each Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

A Fund will pay its portion of the performance allocation only after the Fund’s positive performance makes up for its past capital losses. As of March 31, 2011, the TEI Institutional Fund was the only Fund that had positive performance such that it had made up for its past capital losses and would therefore pay its portion of the performance allocation. Because the performance allocation is calculated at the end of the calendar year, the TEI Institutional Fund had accrued a performance allocation as of March 31, 2011 but not yet paid it. Later in 2011, the performance of the TEI Institutional Fund dropped such that the Fund would no longer pay any performance allocation. Accordingly, the performance allocation that had accrued as of March 31, 2011 was reversed. This is reflected in the “Reverse Accrued Performance Allocation from January 1, 2011 to March 31, 2011” in the Funds’ Statement of Operations and also described in Note 4 to the Funds’ financial statements for the fiscal year ended March 31, 2012.

7.              In the Statements of Operations in the Funds’ financial statements, ensure that any individual expenses that would fall under the “Other Expenses” category and that exceed 5% of a Fund’s total expenses are disclosed as a separate line item from “Other Expenses.”

The Registrant will ensure on a going-forward basis that any individual expenses under the “Other Expenses” category that exceed 5% of a Fund’s total expenses are disclosed separately from “Other Expenses.”

8.              The auditor control letter filed as an exhibit to the Hatteras Core Alternatives Institutional Fund L.P.’s NSAR-B filing on May 30, 2012 is not dated. Please ensure that all auditor control letters are dated in the future.

The Registrant will ensure that such letters are dated on a going-forward basis.

9.              The Hatteras Core Alternatives Fund, L.P. filed an amended N-Q in February 2012. In the future please explain in a cover letter to such filings the reason for making such filing.

The Registrant will ensure on a going-forward basis that a cover letter fully explains the reason for a filing.

10.           Please make the following certifications, confirmations or changes, as applicable, with respect to the Hatteras Core Alternatives TEI Fund, L.P. (the “TEI Fund”) and Hatteras Core Alternatives TEI Institutional Fund, L.P. (the “TEI Institutional Fund,” together with the TEI Fund, the “TEI Funds”) and the Hatteras Core Alternatives Offshore Fund, LDC and Hatteras Core Alternatives Offshore Institutional Fund, LDC (each an “Offshore Fund” and together, the “Offshore Funds”), each a Cayman Islands limited duration company through which the TEI Funds invest in the Hatteras Master Fund, L.P. (the "Master Fund").

a.      Confirm that the Offshore Funds’ boards of directors will be signatories to the TEI Funds’ registration statements.

The Offshore Funds do not have boards of directors.  The Offshore Funds exist solely for tax purposes, have no investors other than the TEI Funds and are governed by the TEI Funds.

b.      Confirm that the Offshore Funds’ financial statements will be consolidated with the TEI Funds’ financial statements.

The Offshore Funds’ financial statements will be consolidated with the TEI Funds’ financial statements.

c.     Confirm the TEI Funds and Offshore Funds will meet all requirements of the 1940 Act on a consolidated basis, in particular, that the consolidated entities will comply with: (i) Section 8 of the 1940 Act regarding investment policies; (ii) Section 17 of the 1940 Act regarding affiliated transactions and custody; (iii) Section 18 of the 1940 Act regarding capital structure and leverage; and (iv) the 1940 Act generally regarding pricing and accounting.

The TEI Funds and Offshore Funds will meet all requirements of the 1940 Act on a consolidated basis, in particular, the consolidated entities will comply with: (i) Section 8 of the 1940 Act regarding investment policies; (ii) Section 17 of the 1940 Act regarding affiliated transactions and custody; (iii) Section 18 of the 1940 Act regarding capital structure and leverage; and (iv) the 1940 Act generally regarding pricing and accounting.

d.      Confirm the Offshore Funds will have an eligible custodian under Section 17(f) of the 1940 Act.

The Offshore Funds will have an eligible custodian under Section 17(f) of the 1940 Act.

e.      Confirm the Offshore Funds’ expenses will be included in the TEI Funds’ fee tables as separate line items.

Other than withholding taxes, each Offshore Fund’s expenses are immaterial (less than 0.005%) and, accordingly, would round to zero.  The withholding taxes are applied at the Offshore Fund level and are currently disclosed separately in the TEI Funds’ Statements of Operations.  The TEI Fund will add a footnote below its fee table stating: “The Offshore Fund’s expenses, other than withholding taxes, which are disclosed in the TEI Fund’s Statement of Operations, are less than 1 basis point.”  The TEI Institutional Fund will make the same change.

f.      Confirm each Offshore Fund and its board of directors has designated an agent for service of process in the United States and has agreed to the inspection of their books and records by the Commission.

The Offshore Funds do not have boards of directors; however, each Offshore Fund will designate an agent for service of process in the United States and agrees to the inspection of its books and records by the Commission.

g.      Disclose if the TEI Funds have any intention to sell or transfer their shares of the Offshore Funds.

The TEI Funds have no intention to sell or transfer their shares of the Offshore Funds.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2996 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Katherine A. Corey

Katherine A. Corey

cc:	J. Michael Fields, Hatteras Funds

Joshua B. Deringer, Esq.